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                                                                    Exhibit 99.1

TECHFAITH ANNOUNCES $10 MILLION SHARE REPURCHASE PROGRAM

BEIJING, CHINA, SEPTEMBER 29, 2008 -- China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF), an original developed product (ODP) provider focused on research and development of mobile phone solutions, today announced that its Board of Directors has approved a share repurchase program pursuant to authorization previously obtained from its shareholders.

Under the program, TechFaith is authorized, but not obligated, to repurchase up to $10 million worth of its outstanding American Depositary Shares ("ADSs"). The repurchases may be made from time to time, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and are subject to restrictions relating to volume, price and timing. The share repurchases may be made on the open market and in negotiated purchases. TechFaith's Board of Directors will review this share repurchase program periodically and may adjust its terms and size accordingly, including suspending or discontinuing the program altogether at anytime. TechFaith plans to use its available cash balance to fund the repurchases made under this program.

Defu Dong, Chief Executive Officer of TechFaith, said, "The decision to initiate the share repurchase program reflects our continued commitment to increase shareholder value and our belief that the current ADS price level does not reflect our current potential value. The Board's authorization illustrates their confidence in our long-term profitability and we will continue to execute on our mid to high end products offering strategy to maximize shareholder returns."

ABOUT TECHFAITH

TechFaith is an original developed product provider focused on research and development of mobile phone solutions. Based in China, TechFaith employs approximately 700 professionals, of whom approximately 90% are engineers. TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith's original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Window based smartphone and Pocket PC phone; and
(3) handsets with interactive online gaming and professional game terminals with phone functionality.

With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects,"

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"anticipates," "future," "intends," "plans," "believes," "estimates,"
"confident" and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, TechFaith's ability to retain existing or attract additional domestic and international customers, defects in TechFaith's designs resulting in claims against the company and a loss of customers, TechFaith's exposure to product liability or product recall and its limited insurance coverage, TechFaith's earnings or margin declines, continuation of its net losses and inability to return to profitability, failure to compete against new and existing competitors, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

FOR FURTHER INFORMATION, PLEASE CONTACT:

For Techfaith
In China:
Jay Ji
China Techfaith Wireless Communication Technology Limited
Tel:+ 86-10-5822-7390
Email: ir@techfaith.cn

In the U.S.:
Joseph Villalta
The Ruth Group
Tel:+1 646-536-7003
Email: jvilallta@theruthgroup.com